Exhibit (a)(5)(G)

Press release issued by BGC Partners, Inc., dated December 19, 2014

BGC INCREASES ALL-CASH TENDER OFFER TO

ACQUIRE GFI GROUP TO $5.45 PER SHARE

BGC’s All-Cash Offer is Plainly Superior to CME’s Stock and Cash Offer

Minimum Tender Condition Reduced to 45% of GFI Shares

BGC Prepared to Close Upon Completion of Tender Offer

NEW YORK, NY – December 19, 2014 – BGC Partners, Inc. (NASDAQ: BGCP) (“BGC Partners,” “the Company,” or “BGC”), a leading global brokerage company primarily servicing the financial and real estate markets, today announced that it has increased its fully financed, all-cash tender offer to acquire all of the outstanding shares of GFI Group Inc. (NYSE: GFIG) (“GFI Group” or “GFI”) to $5.45 per share.

The tender offer is scheduled to expire at 5:00 pm New York City time on January 6, 2015, unless extended. As previously disclosed, the Company has also reduced the minimum tender condition to 45% of the outstanding shares of GFI common stock, inclusive of the approximately 13.4% of GFI shares that BGC currently owns. BGC’s offer had previously required that at least 50% of GFI’s outstanding shares on a fully diluted basis be tendered. The conditions regarding control of GFI’s board remain part of the tender offer.

BGC’s revised offer of $5.45 per share represents a premium of $0.20, or approximately 4%, to the $5.25 per share stock and cash transaction announced by CME Group Inc. (NASDAQ: CME) (“CME”) and GFI on December 2, 2014 and a premium of more than 75% to the price of GFI shares on July 29, 2014, the last day prior to the announcement of the original CME transaction.

Howard Lutnick, Chairman and Chief Executive Officer of BGC, said: “Our $5.45 per share all-cash offer is obviously superior to CME’s stock and cash proposal. We have received approval from the FCA in the UK to acquire control of GFI and also gained early termination of the waiting period under the Hart-Scott-Rodino Antitrust Act, among other approvals, and have no other regulatory impediments to closing. Our offer is fully financed and has no financing condition. We are therefore prepared to deliver $5.45 per share in cash to GFI shareholders immediately after the close of our tender offer. Our revised offer provides GFI shareholders with a substantial premium and immediate liquidity and demonstrates our commitment to completing this compelling transaction.

“In comparison, the more complex series of transactions proposed by the CME continue to involve severe conflicts of interest on the part of GFI’s management team. Neither CME nor GFI have announced any regulatory approvals. GFI Group is rated significantly below investment grade, while the wholesale brokerage business that GFI’s management team hopes to purchase will be highly levered and is expected to pay interest rates on its debt of up to 15% per year. These factors could significantly impact GFI’s and its management’s attempts to meet regulatory capital and other requirements and obtain regulatory approval of their transaction on a timely basis, or at all. Therefore, GFI cannot say with certainty when its shareholders can expect to receive payment from CME.

“Simply put, our revised offer is better for GFI shareholders when compared to the CME/GFI management agreement in every way – value, speed, and certainty. We urge GFI shareholders to tender their shares.”

Mr. Lutnick continued: “We also believe that our offer is superior from the point of view of GFI’s other constituencies, and that GFI’s customers, trading counterparties, regulators, vendors, brokers, and support staff would all prefer that GFI’s wholesale brokerage become part of a much larger, better capitalized, and more diversified company.

“We also remain confident that BGC’s stockholders and bondholders will benefit from a combination of GFI and BGC, as it will result in increased productivity per broker and meaningful synergies, which should enable us to increase revenues, profitability, and cash flows, while maintaining our investment grade rating.”

Mr. Lutnick concluded: “Following the close of BGC’s tender offer and based on the proposed terms, RSUs held by GFI employees will remain outstanding and vest on their existing schedules. We also remain open to seeking a friendly and negotiated transaction with GFI’s independent board members and/or CME involving the electronic assets of GFI or the entire company. We also remain open to conversations with GFI management regarding matters related to such agreements and have continued to seek a negotiated arrangement with GFI’s independent board members.”

BGC believes that its $5.45 all-cash offer is clearly superior to the $5.25 stock and cash offered under the CME transaction and urges GFI shareholders to tender their shares.

The full terms and conditions of BGC’s tender offer are set forth in the offering documents that the Company filed with the Securities and Exchange Commission (“SEC”) on October 22, 2014, and as have been and may be amended from time to time.

Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to them, toll-free at (888) 750-5884.

BGC’s financial advisor and dealer manager for the tender offer is Cantor Fitzgerald & Co. and its legal advisor is Wachtell, Lipton, Rosen & Katz.

About BGC Partners, Inc.

BGC Partners is a leading global brokerage company servicing the financial and real estate markets. Products include fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commercial real estate, commodities, futures, and structured products. BGC also provides a wide range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. Through its BGC Trader and BGC Market Data brands, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. Through the Newmark Grubb Knight Frank brand, BGC offers a wide range of commercial real estate services including leasing and corporate advisory, investment sales and financial services, consulting, project and development management, and property and facilities management. BGC’s customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers, and investment firms. BGC’s common stock trades on the NASDAQ Global Select Market under the ticker symbol (NASDAQ: BGCP). BGC also has an outstanding bond issuance of Senior Notes due June 15, 2042, which trade on the New York Stock Exchange under the symbol (NYSE: BGCA). BGC Partners is led by Chairman and Chief Executive Officer Howard W. Lutnick. For more information, please visit http://www.bgcpartners.com.

BGC, BGC Trader, Newmark, Grubb & Ellis, and Grubb are trademarks and service marks of BGC Partners, Inc. and/or its affiliates. Knight Frank is a service mark of Knight Frank (Nominees) Limited.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of GFI Group Inc. (“GFI”) or any other securities. BGC Partners, Inc. and its subsidiary BGC Partners, L.P. have commenced a tender offer for all outstanding shares of common stock of GFI and have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents). These documents, as they may be amended from time to time, contain important information, including the terms and conditions of the tender offer, and shareholders of GFI are advised to carefully read these documents before making any decision with respect to the tender offer. Investors and security holders may obtain free copies of these statements and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. These materials are also available to GFI Group security holders at no expense to them or by calling BGC Partners’ information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5884.

Discussion of Forward-Looking Statements by BGC Partners

Statements in this document regarding BGC Partners’ business that are not historical facts are “forward-looking statements” that involve risks and uncertainties. Except as required by law, BGC undertakes no obligation to release any revisions to any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see BGC’s Securities and Exchange Commission filings, including, but not limited to, the risk factors set forth in the Company’s public filings, including BGC’s most recent Form 10-K and any updates to such risk factors contained in subsequent Form 10-Q or Form 8-K filings.

BGC Media Contacts:

George Sard / Bryan Locke / Bob Rendine

Sard Verbinnen & Co

+1-212-687-8080

Hannah Sloane +1 212-294-7938	Sarah Laufer +1 212-915-1008

BGC Investor Contacts:

Jason McGruder +1 212-829-4988	Jason Chryssicas +1 212-915-1987